Bank of America, N.A.

Form SBSE-A

Amendment - SBSE-A/A

August 19, 2024

The following changes were made in this Amendment:

<u>Changes to Schedule B, Section II Item 13B</u>

Yieldbroker PTY Limited, changed to Tradeweb Australia PTY Ltd. – Name change in Execute or Trade section

THE BANK OF NEW YORK MELLON, LONDON BRANCH – Added as Custody, Clear, or Settle entity

TRADEWEB EUROPE LTD – Terminated as Execute or Trade entity